

American Energy Company

Letter of Intent – Purchase of Evans Coal Company

AECo agrees to purchase and Evans Coal Company agrees to Sell on the following terms:

AECo pays $32,000,000 for Evans Coal Company (a 38 year old coal company), on the following terms $400,000 down and two installments, the first installment of $2,600,000 is due on or before December 7, 2009, the second installment of $4,000,000 is due on or before the 7th of January 2010. The balance of $25,000,000 is paid out at $5.00 per ton until paid in full. Additional securitization of the assets will be addressed in the final sales agreement.

A. Y. Evans is to additionally receive a 2% royalty on all coal produced from Evans Coal Companies leases.

Attached is a summary of the assets being purchased, including an equipment list.

Signed this the 5th day November, 2009.

Chris Headrick
President & Co-CEO

By: Barbara Evans
For Evans Coal Company
Its: Pres.
Title

Attachment: Purchase Summary and Equipment List.

M.A. Gambrel Engineering Co.

3450 HIGHWAY 987, LAUREL HILL
PINEVILLE, KENTUCKY 40977
PHONE (606) 337-9304 or 606-521-9081 (Cell)
Fax 606-337-6094
E-Mail: mgambrel21@yahoo.com

September 21, 2009

Re: Summary of Reserve Report

To Whom It May Concern:

I was requested by Evans Coal Corp. to perform a reserve study of the existing coal mining permits and coal leases held in Bell, Knox, Harlan and Breathitt County located in Southeastern Kentucky. I have 30 years of experience in the coal fields as a mining engineer. I graduated from the University of Kentucky in 1978 with a B.S. in Mining Engineering and I obtained my Professional Engineer license in 1982. I have worked for several coal companies in eastern Kentucky and western Colorado and I have operated my own consulting business for the past 10 years. My experience includes completing coal mining permits and reserve analysis while working in all of the counties Evans Coal Corp. has permits and/or leases at this time.

The property reviewed consists of several tracts across the listed counties. There is a 1470 acre leased tract in Bell and Harlan County and it is known as the Cardinal property. This site has 2 active permits (#807-0343 and 807-5190), 1 for an ongoing contour strip operation in the Hance seam at Upland Branch and 1 for an underground mine in the Kellioka and Darby seams, which is not active at this time. There are 2 inactive permits (#848-0223 and 807-0289) located on this lease area that are mined out and are in a reclamation phase. This area contains 21,625,524 tons in place.

The area in and around the Bell-Jellico Branch area of Bell and Knox County off Highway 92 consists of approximately 7500 leased acres. The site has 1 active permit (#807-0329), which is in the Bell-Jellico Branch for strip and auger of the Fireclay, Fireclay Rider and Fireclay Rider 1. There is approximately 1,000,000 tons remaining on this permit and an adjacent landowner can be permitted to continue this operation. A second permit was recently issued by the KDMRE, permit number 861-5340 in the Artemus area. The permit is for contour strip with auger and for underground mining of the Jellico and Lily coal seams and has approximately 600,000 recoverable tons permitted. The 7,500 acre area contains 167,141,935 tons in place.

The area in Breathitt County contains an estimated 10,000 acres of which about 5,000 acres are considered to be mineable without having more data on the site. This area is estimated to contain 139,392,000 tons in place.

For the strip type of mining, I use a 90% recovery factor. For the auger and underground, I use a 50% recovery factor.

If you have any questions regarding this information, feel free to contact me at 606-337-9304 or on my cell phone at 606-521-9081. Thank you.

Sincerely,



Michael A. Gambrel

Michael A. Gambrel, P.E.
M.A. Gambrel Engineering Co. Inc.



STATE OF KENTUCKY
MICHAEL A. GAMBREL
13270
LICENSED
PROFESSIONAL ENGINEER

TOTAL EVANS COAL CORP. RESERVES BASED ON PROPERTY BOUNDARIES & COAL SEAMS*

Mining Method	Area (Acres)	In-Place Reserves (tons)	Estimated Recovery Percentage	Recoverable Reserves (tons)
Strip	1,855	8,323,460	90.0%	7,491,114
Auger	1,993	9,108,018	55.0%	5,009,410
Underground	20,414	188,320,915	52.5%	98,868,480
Total		205,752,393		111,369,004

* *Does not include* ***estimated*** *Breathitt County reserves of 139.4 million tons based on leased acreage only.*

Summary of Coal Reserves on Leased Properties in and around Bell Jellico Branch, Owens Branch, Wilson Hollow and KU Hollow

Mining Method	Area (Acres)	In-Place Reserves (tons)	Estimated Recovery Percentage	Recoverable Reserves (tons)
Strip	1,028	4,240,711	90.0%	3,816,640
Auger	979	4,378,041	55.0%	2,407,923
Underground	10,094	86,817,113	52.5%	45,578,984
Total		95,435,865		51,803,547

Summary of Cardinal Land Company Property Reserves

Mining Method	Area (Acres)	In-Place Reserves (tons)	Estimated Recovery Percentage	Recoverable Reserves (tons)
Strip	224	942,580	90.0%	848,322
Auger	336	1,353,206	55.0%	744,263
Underground	3,165	16,314,672	52.5%	8,565,203
Total		18,610,458		10,157,788

Summary of Coal Reserves on Leased Properties in Bell and Knox Counties

Mining Method	Area (Acres)	In-Place Reserves (tons)	Estimated Recovery Percentage	Recoverable Reserves (tons)
Strip	235	1,136,916	90.0%	1,023,224
Auger	119	532,884	55.0%	293,086
Underground	1,730	17,927,554	52.5%	9,411,966
Total		19,597,354		10,728,276

Summary of Coal Reserves on Land Leased from WST, Inc.

Mining Method	Area (Acres)	In-Place Reserves (tons)	Estimated Recovery Percentage	Recoverable Reserves (tons)
Strip	368	2,003,252	90.0%	1,802,927
Auger	558	2,843,887	55.0%	1,564,138
Underground	5,425	67,261,577	52.5%	35,312,328
Total		72,108,716		38,679,393

Estimated Coal Reserves on Breathitt County Land Leased from WST, Inc. *(not included in total reserve summary above)*

Mining Method	Area (Acres)	In-Place Reserves (tons)	Estimated Recovery Percentage	Recoverable Reserves (tons)
Strip	5,000	69,696,000	90.0%	62,726,400
Auger	3,000	41,817,600	55.0%	22,999,680
Underground	2,000	27,878,400	52.5%	14,636,160
Total		139,392,000		100,362,240

RECOVERABLE 211,731,244 TONS